UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 24, 2023

reAlpha Tech Corp.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 1. Fundamental Changes.

On March 24, 2023, reAlpha Tech Corp. (previously known as ReAlpha Asset Management, Inc.) (“reAlpha”) completed the acquisition of Roost Enterprises, Inc. d/b/a Rhove (“Rhove”), pursuant to a stock purchase agreement entered into by and among reAlpha, Rhove and certain investor sellers in Rhove (the “Sellers”), dated March 24 2023 (the “Stock Purchase Agreement”).

The Rhove acquisition includes technology developed for the purpose of syndicating real estate properties for investment by retail and institutional investors (the “Syndication Platform). Pursuant to the Stock Purchase Agreement, reAlpha has acquired all the intellectual property related to the Syndication Platform and other related intangible property and proprietary information of Rhove.

The purchase price under the Stock Purchase Agreement for the Rhove acquisition includes: (1) payment to Silicon Valley Bridge Bank, N.A. (“SVBB”), of $25,000 in cash and the issuance of 49,029 shares of reAlpha common stock, par value $.001 per share (“Common Stock”) (collectively the “SVBB Consideration”), (2) 1,263,000 shares of reAlpha Common Stock for Sellers and the issuance of option letters to Sellers (on a pro rata basis) to purchase in aggregate 1,263,000 shares of reAlpha Common Stock for $10.00 per share with an expiration date of two years from the date of issuance; and (3) payment of certain transaction expenses of Rhove totaling $50,000. The terms of the transaction also included standard representations and warranties for a transaction of this size and nature. Attached as Exhibit 1.1 is a copy of the Stock Purchase Agreement.

As part of the transaction, Rhove’s major investor, Drive Capital and certain of its funds, became investors of reAlpha. As of the date of acquisition, Rhove has over 5,000 users that will join the reAlpha ecosystem. As part of the transaction, Calvin Cooper, the CEO of Rhove, will join reAlpha in an advisory role. Calvin brings a wealth of knowledge, connections, and resources in the real estate fractionalization space.

Pursuant to the terms of the Rhove Acquisition, SVBB entered into a Consent Agreement to Loan and Security Agreement by and between SVBB and Rhove (the “Consent”). Under the terms of the Consent, Rhove requested and SVBB agreed to accept certain payments made by Rhove and the SVBB Consideration in full satisfaction of the obligations under loan agreements by and between SVBB and Rhove, subject to certain standard representations and warranties set forth in the Consent and the Restricted Purchase Agreement by and between reAlpha and SVBB, entered into on March 24, 2023. Attached as Exhibit 1.2 is a copy of the Restricted Stock Purchase Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	reAlpha Tech Corp.

By (Signature and Title)	/s/ Michael Logozzo, Chief Financial Officer and Chief Operating Officer

Date March 27, 2023

INDEX TO EXHIBITS

Exhibit 1.1	Stock Purchase Agreement by and among Subscription Agreement by and among Roost Enterprises, Inc. dba Rhove, the Sellers, and reAlpha Tech Corp., dated as of March 24, 2023

Exhibit 1.2	Restricted Stock Purchase Agreement by and between reAlpha Tech Corp. and Silicon Valley Bridge Bank, N.A., dated as of March 24, 2023

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